

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

James D. Dunning, Jr., Chairman & Chief Executive Officer
641 Lexington Avenue, 28th Floor
New York, NY 10022

> **Re: Global Cornerstone Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 11, 2011**
> **File No. 333-172120**

Dear Mr. Dunning:

We have reviewed your amended registration statement and response letter filed on March 11, 2011 and have the following comments. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover Page of the Prospectus

1. We note your response to comment 7 in our letter dated March 4, 2011 and reissue this comment in part, as you have not identified the purpose(s) of the purchases.

2. We note your response to comment 10 in our letter dated March 4, 2011 and reissue this comment. Refer to Item 501(b)(8)(i) of Regulation S-K.

Summary, page 1

General, page 1

Companies with Opportunity to Strengthen Management and Add Value, page 3

3. We note your response to comment 19 in our letter dated March 4, 2011. We reissue the comment in part as you have not revised your disclosure to address the second sentence of the comment.

<u>The Offering, page 5</u>

<u>Redemption of public shares and distribution and liquidation if no business combination, page 19</u>

4. We note your response to comment 24 in our letter dated March 4, 2011. We reissue the comment in part as you have not revised your discussion to disclose the <u>approximate dollar amounts</u> that you believe the individuals are capable of funding.

<u>We are not registering the ordinary shares…, page 33</u>

5. We note your response to comment 30 in our letter dated March 4, 2011 and reissue this comment, as we disagree with your analysis that Section 3(a)(9) would be applicable to the warrant exercise. In this regard, we note that the exercise of a warrant would not be deemed an exchange of securities, but rather represents a new purchase decision. We also note that the warrant holder would be deemed to be paying additional consideration in the form of the warrants surrendered in lieu of cash. Finally, we note that Securities Act Rules C&DI 132.13 is not applicable.

<u>Use of Proceeds, page 54</u>

6. We note the disclosure in footnote (2). Please revise the table of offering expenses to specifically identify this use of proceeds. Please also revise to provide the information required by Instruction 4 to Item 504 of Regulation S-K.

<u>Exhibit 5.1</u>

7. The limitation set forth in the last paragraph under section 1 is not appropriate. Please have counsel revise its opinion to delete this limitation.

8. The limitation stated in clause (d) of section 4 relates to facts ascertainable by counsel. Please have counsel revise its opinion to delete clause (d).

<u>Exhibit 5.2</u>

9. Please have counsel delete clause (c) in opinion paragraph 2 since clause (a) appears to cover the same material.

You may contact Patricia Do at (202) 551-3743 or Alfred Pavot at (202) 551-3738 if you have questions regarding financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Douglas S. Ellenoff, Esq. (via facsimile at (212) 370-7889)
       Stuart Neuhauser, Esq.
       Ellenoff Grossman & Schole LLP
       150 East 42nd Street
       New York, New York 100